

May 24, 2022

Corey Ashton Walters
Chief Executive Officer
Here Collection LLC
1111 Brickell Ave, 10th Floor
Miami, FL 33131

> **Re: Here Collection LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 3**
> **Filed May 11, 2022**
> **File No. 024-11750**

Dear Mr. Walters:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2022 letter.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A filed May 11, 2022

General

1. We have considered your response to comment 2 and the revisions to your filing to include a hypothetical example on pages 3-4 and 40-41. We note Series #1 will derive its cash flows from only a single property. We further note the Series's lack of operating history, the potentially significant impact of unanticipated capital expenditures and repairs, the short-term nature of its leases, and the difficulty, time and expense involved in recovering unpaid amounts from tenant defaults. These items could impact your ability to predict net earnings, free cash flow and cash available for distribution from Series #1. Please note the disclosure requested in comment 2 regarding fees paid to affiliates should

briefly highlight in qualitative and quantitative terms the extent of the management and other affiliate fees relative to the offering. Please provide such highlighting disclosure and remove the projected net earnings, free cash flow and cash available for distribution.

2.   Please revise to reconcile inconsistencies between the offering statement and your website. In this regard, we note the reference on the website to $2 million of "pre-seed funding," which is not discussed in Management's Discussion and Analysis or elsewhere in the filing. Please also advise us if the properties and pictures on the website, including the ones referenced as Timberline, Trilium and Casita, are actually your properties.

You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438 if you have questions on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Heidi Mortensen